Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-206020
February 27, 2018

Pricing Term Sheet

Becton, Dickinson and Company
Floating Rate Notes due 2020 (the “Notes”)

Issuer:	Becton, Dickinson and Company (the “Company”)

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	December 29, 2020

Coupon (Interest Rate):
The interest rate for the first Interest Period will be 2.94364%.  The interest rate for each Interest Period after the first Interest Period will be the Three Month LIBOR, as determined on the applicable Interest Determination Date, plus 0.875%.

The interest rate for the Notes will be reset quarterly on each Interest Reset Date. The calculation agent will determine the Three Month LIBOR in accordance with the following provisions: with respect to any Interest Determination Date, the “Three Month LIBOR” will be the rate fixed in the London interbank market for three-month U.S. dollar deposits by ICE Benchmark Administration Limited (“ICE”) (or such other entity assuming the responsibility of ICE in calculating the London Inter-Bank Offered Rate in the event that ICE no longer does so), as such rate appears: (i) on the Reuters Monitor Money Rates Service page LIBOR01 (or a successor page on such service) or (ii) if such rate is not available, on such other information system that provides such information, in each case as of 11:00 a.m., London time, on such Interest Determination Date. If the Three Month LIBOR does not appear on such information systems, the Three Month LIBOR, in respect of such Interest Determination Date, will be determined as follows: the Company will request the principal London offices of each of four major reference banks in the London interbank market, as selected by the Company, to provide the calculation agent with its offered quotation for deposits in U.S. dollars for the period of three months commencing on the applicable Interest Reset Date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that Interest Determination Date and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time. If at least two quotations are provided, then the Three Month LIBOR on such Interest Determination Date will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, then the Three Month LIBOR on such Interest Determination Date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date by three major reference banks in New York City selected by the Company for loans in U.S. dollars to leading European banks, having a three-month maturity and in a principal amount of not less than $1,000,000 for a single transaction in U.S. dollars in such market at such time; provided, however, that if we request quotations from banks that are not providing quotations in the manner described by this sentence, the Three Month LIBOR determined as of such Interest Determination Date will be the Three Month LIBOR in effect prior to such Interest Determination Date.

All percentages resulting from any calculation of any interest rate for the Notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 3.876545% (or .03876545) would be rounded to 3.87655% (or .0387655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the Notes by the calculation agent will (in the absence of manifest error) be final and binding on the holders of such Notes and the Company.

“Interest Determination Date” means, for each Interest Reset Date, the second Business Day preceding such Interest Reset Date.

“Interest Period” means the period beginning on, and including, an interest payment date and ending on, but not including, the following interest payment date; provided that the first Interest Period will begin on March 1, 2018, and will end on, but not include, the first interest payment date.

“Interest Reset Date” means for each Interest Period, other than the first Interest Period, the first day of such Interest Period.

“Business Day” means any day other than a Saturday or Sunday, which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close.

The Bank of New York Mellon Trust Company, N.A. will act as calculation agent for the Notes.

Price to Public (Issue Price):	100% of principal amount

Underwriting Discount:	0.25%

Interest Payment Dates:	March 29, June 29, September 29 and December 29, commencing June 29, 2018

Day Count Convention:	Actual/360

Optional Redemption:	Par call, in whole or in part, from time to time on or after the date that is one year after the date of issuance, plus accrued and unpaid interest to, but excluding, the date of redemption.

Change of Control:
If a change of control triggering event occurs in respect of the Notes, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption”, each holder of such series of Notes will have the right to require the Company to repurchase such Notes, in whole or in part, at a purchase price of 101% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of repurchase.

Trade Date:	February 27, 2018

Settlement Date:	March 1, 2018 (T+2)

CUSIP / ISIN Numbers:	075887 CF4 / US075887CF43

Denominations:	$1,000 x $1,000

Joint Book-Running Managers:	Barclays Capital Inc.
Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
Standard Chartered Bank
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.

Type of Offering:	SEC Registered

Listing:	None

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.  Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.